CHINA DASHENG BIOTECHNOLOGY COMPANY
c/o American Union Securities
100 Wall Street – 15th Floor
   New York, NY 10005

March 12, 2008

Ibolya Ignat
Division of Corporate Finance
U.S. Securities & Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:          Item 4.01 Form 8-K/A
  Filed February 28, 2008
  File No. 333-141327

Dear Ms. Ignat

We are in receipt of your letter dated March 3, 2008 regarding the above referenced filing and the following sets forth the Company’s responses thereto:

Item 4.01 8-K/A

General

1.	We have filed an amended 8K with the updated auditor’s consent letter.

2.
 We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and lastly that we will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

By   /s/ Qi Jin Jun_____
        Qi Jin Jun, President, CEO, Director